UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[] Form 10-K [ ] Form 20-F [ ] Form 11-k [ X ] Form 10-QSB [ ] Form N-SAR
For Period Ended: March 31, 2007
---------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PALOMAR ENTERPRISES, INC.
1802 N. CARSON STREET, NO. 212-275
CARSON CITY, NEVADA 89701
COMMISSION FILE NO. 000-32829

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement required by Rule 12b-25(C) has been attached as applicable.

PART III - NARRATIVE

The Registrant’s Chief Financial Officer and Principal Accounting Officer, Mr. Brent Fouch, has been ill for the past week and has been unable to work with our auditing firm to complete the review financial statements for the March 31, 2007 quarter end. The Registrant requests the additional time to allow Mr. Fouch to recover from his illness and finalize the review statements with its auditors.
PART IV - OTHER INFORMATION

(1) Contact Person: Steve Bonenberger, President and CEO, (775) 887-0670

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file have been timely filed.

(3) It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

Palomar Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Palomar Enterprises, Inc.
Date: March 15, 2007                                                         By /s/Steve Bonenberger
                                                                                           Steve Bonenberger, President, Director and Chief Executive Officer